PARAMOUNT GOLD AND SILVER CORP.

[Stationary]

December 5, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:

Re:

Paramount Gold and Silver Corp.  (the “Company”)

Preliminary Proxy Statement on Schedule 14A and all amendments thereto

File No.  1-33630

Filed October 3, 2008 (original filing date)

Dear Sir/Madam:

Paramount Gold and Silver Corp. hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher Crupi
Chief Executive Officer
Paramount Gold and Silver Corp.